Mail Stop 0511



							May 9, 2005



C. Patrick Machado
Senior Vice President and Chief Financial Officer
Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

		RE:	Orion Acquisition Corp. II
			Registration Statement on Form SB-2
			File No. 333-122431

Dear Mr. Machado:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We have considered your supplemental response to our prior comment
1. Given the large percentage of collective ownership held by Special Situations Private Equity Fund, L.P.; Special Situations Fund
III, L.P; and Special Situations Cayman Fund, L.P. ("the "SSF Entities"), coupled with the fact that the SSF Entities are under the common control of Austin Marxe and David Greenhouse, we continue to believe that the shares being registered for resale on behalf of these entities should be removed from the registration statement in accordance with comment 1 of our letter dated April 28, 2005. The shares being registered for resale on behalf of Messrs. Grano and Barletta may remain on the current registration statement.
2. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Ingram at (202) 551-3397 if you have any questions.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc.	Bradley Bugdanowitz, Esq.
	415-395-8095

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Orion Acquisition Corp. II
May 9, 2005




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